

May 16, 2013

Via E-mail
Pierre Vareille
Chief Executive Officer
Constellium Holdco B.V.
Tupolevlaan 41-61
1119NW Schiphol-Rijk
The Netherlands

      Re: Constellium Holdco B.V.
              Amendment No.1 to Registration Statement on Form F-1
              Filed May 14, 2013
              File No. 333-188556

Dear Mr. Vareille:

We have reviewed your amended registration statement and have the following comment.

Exhibit 5.1

1. We note your response to comment 15 in our letter dated May 9, 2013 stating that counsel will not be able to ascertain whether payment for the Secondary Shares will be made in full and therefore it is not able to opine as to whether there are sufficient reserves to cover payment for the Secondary Shares. Since the issuance of the prorata shares to the selling shareholders does not involve payment of consideration by them and the prospectus contemplates the prorata issuance to be completed prior to the commencement of the offering, the sale of shares by the selling shareholders should represent sale of shares outstanding prior to the IPO. As such, please have counsel revise its opinion to remove the assumption in Section 3(b).

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

              Sincerely,

              /s/ Pamela Long

              Pamela Long
              Assistant Director

cc: Andrew J. Nussbaum, Esq.
    Karessa L. Cain, Esq.
    Alison Zieske, Esq.
    Wachtell, Lipton, Rosen & Katz